Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following summary sets forth the material terms of our securities. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our amended and restated certificate of incorporation (“Amended Charter”) and our amended and restated bylaws, a copy of each of which is filed as an exhibit to our Annual Report on Form 10-K of which this description forms a part. We urge you to read the Amended Charter and our amended and restated bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

The Amended Charter authorizes the issuance of 260,000,000 shares, consisting of 250,000,000 shares of common stock, par value of $0.0001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value of $0.0001 per share. As of September 20, 2024, there were 36,190,896 shares of Common Stock issued and outstanding. No shares of preferred stock are currently outstanding.

Common Stock

The Amended Charter provides the following with respect to the rights, powers, preferences, and privileges of the Common Stock.

Voting Power

Except as otherwise provided herein or expressly required by law, each holder of the Common Stock is entitled to one vote per share on matters to be voted on by stockholders. The holders of the Common Stock possess all voting power for the election of Estrella’s directors and all other matters requiring stockholder action.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, holders of the Common Stock will be entitled to receive dividends when, as, and if declared by the Estrella Board in accordance with applicable law, in its discretion, out of funds legally available therefor. Estrella has not historically paid any cash dividends on its Common Stock to date and does not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon Estrella’s revenues and earnings, if any, capital requirements, and general financial conditions. In no event will any stock dividends, stock splits, or combinations of shares be declared or made on the Common Stock unless the shares of the Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution, and Winding Up

Subject to the rights and preferences of the holders of the shares of any outstanding series of preferred stock, in the event of a voluntary or involuntary liquidation, dissolution, or winding up of Estrella, the funds and assets of Estrella that may be legally distributed to Estrella’s stockholders shall be distributed among the holders of then outstanding the Common Stock pro rata in accordance with the number of shares of the Common Stock held by each such holder.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Common Stock.

Preferred Stock

The Amended Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Estrella Board will be authorized to fix designations, powers, including voting powers, full or limited, or no voting powers, preferences, and the relative participating, optional or other special rights of the shares of each series of preferred stock and any qualifications, limitations, and restrictions thereof. The Estrella Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the Estrella Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of control of Estrella or the removal of existing management. Estrella has no preferred stock currently outstanding.

Warrants

Each whole Warrant entitles the registered holder to purchase one whole share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below.. Pursuant to the warrant agreement, a warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means that only a whole Warrant may be exercised at any given time by a warrant holder. No fractional Warrants will be issued upon separation of the units and only whole Warrants will trade. The warrants will expire on October 2, 2028, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration or a valid exemption from registration is available. No Warrant will be exercisable and we will not be obligated to issue shares of Common Stock upon exercise of a Warrant unless Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We have agreed that as soon as practicable, but in no event later than 30 business days, after October 2, 2023, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days of October 2, 2023, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Common Stock until the Warrants expire or are redeemed, as specified in the warrant agreement; provided that if our Common Stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Common Stock issuable upon exercise of the Warrants is not effective by the 60th day October 2, 2023, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of common stocks equal to the quotient obtained by dividing (x) the product of the number of common stocks underlying the warrants, multiplied by the excess of the “Fair Market Value” (defined below) less the exercise price of the warrants by (y) the Fair Market Value. The “Fair Market Value” as used in this paragraph shall mean the volume weighted average price of the common stocks for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants when the price per share of Common Stock equals or exceeds $16.50.

Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of our Common Stock equals or exceeds $16.50 per share (including adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending third business day before we send the notice of redemption to the warrant holders.

We will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of shares of Common Stock issuable upon exercise of the Warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each warrant holder will be entitled to exercise its Warrant prior to the scheduled redemption date. However, the price of shares of our Common Stock may fall below the $16.50 redemption trigger price (including adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of Common Stock to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than the Common Stock pursuant to the warrant agreement, the Warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than shares of Common Stock, the Company will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Redemption procedures.

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of shares of Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments.

If the number of outstanding shares of Common Stock is increased by a capitalization or share dividend paid in shares of Common Stock to all or substantially all holders of share of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of common stocks issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all or substantially all holders of shares of Common Stock entitling holders to purchase common stocks at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for shares of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of shares of our Common Stock on account of such shares of Common Stock (or other securities into which the warrants are then convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution, does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of Common Stocks or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of common stocks issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stocks purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the registered holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of common stocks or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The Warrants were issued in registered form under a warrant agreement between VStock Transfer, LLC, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on common stocks as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

The warrant holders do not have the rights or privileges of holders of our Common Stock and any voting rights until they exercise their warrants and receive common stocks. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision does not apply to suits brought to enforce any liability or duty created under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Anti-Takeover Provisions

Amended Charter and Amended Bylaws

Among other things, the Amended Charter and the Amended Bylaws (as amended from time to time) will:

●	permit the Estrella Board to issue up to 10,000,000 shares of preferred stock, with any rights, preferences, and privileges as they may designate, including the right to approve an acquisition or other change of control;

●	provide that the number of directors of Estrella may be changed only by resolution of the Estrella Board;

●	provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only for cause by the holders of two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of Estrella entitled to vote generally at an election of directors;

●	provide that all vacancies, subject to the rights of any series of preferred stock, including newly created directorships, may, except as otherwise required by law, be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or seeking to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and specify requirements as to the form and content of such notice;

●	provide that special meetings of Estrella’s stockholders may be called by the Estrella Board; and

●	provide that the Estrella Board will be divided into three classes of directors, with only one class of directors being elected each year and each individual director serving a three-year term (see the section titled “Management of Estrella”), therefore making it more difficult for stockholders to change the composition of the board of directors.

The combination of these provisions will make it more difficult for the existing stockholders to replace the Estrella Board or for another party to obtain control of Estrella by replacing the Estrella Board. Because the Estrella Board will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for the Estrella Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Estrella.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Estrella Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce Estrella’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Estrella’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of Estrella’s securities.

Certain Anti-Takeover Provisions of Delaware Law

Estrella is currently subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 would not apply if:

●	the relevant board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of Estrella.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is VStock Transfer, LLC 18 Lafayette Place Woodmere, NY 11598.

Listing of Securities

Our common stock and warrants are listed on Nasdaq under the symbols “ESLA” and “ESLAW,” respectively.